# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Oportun Financial Corp, CIK 0001538716
CUSIP: 68376D104
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 2 CIRCLE STAR WAY, SAN CARLOS, California (CA), 94070
Date of event which requires filing of this statement: 05/27/2025
Amends the filing with accession number 0001193805-23-001534
Filed by CIK 0001776724
Persons authorized to receive notices and communications: Ryan Voerg, FINDELL CAPITAL MANAGEMENT LLC, 88 Pine Street, Suite 2240, New York, New York (NY), 10005, 646-907-5217; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Findell Capital Partners LP (CIK 0001776724): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,956,000; sole dispositive power 0; shared dispositive power 1,956,000; aggregate amount beneficially owned 1,956,000 (4.5% of the class)
- Finn Management GP LLC (CIK 0001830715): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,241,300; sole dispositive power 0; shared dispositive power 3,241,300; aggregate amount beneficially owned 3,241,300 (7.4% of the class)
- FINDELL CAPITAL MANAGEMENT LLC (CIK 0001814465): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,241,300; sole dispositive power 0; shared dispositive power 3,241,300; aggregate amount beneficially owned 3,241,300 (7.4% of the class)
- Finn Brian (CIK 0001830717): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,241,300; sole dispositive power 0; shared dispositive power 3,241,300; aggregate amount beneficially owned 3,241,300 (7.4% of the class)
- WILCOX WARREN (CIK 0001222061): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Oportun Financial Corp
Address of issuer's principal executive offices: 2 CIRCLE STAR WAY, SAN CARLOS, California (CA), 94070
Comment: The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (the "Amendment No. 9"). This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

FCM invested a total of $12,404,581, including brokerage commissions, to purchase 3,241,300 Shares. The source of funds was FCM's capital available for investment. FCM may effect purchases of Shares through margin accounts maintained for it with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. Because other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

As of the date hereof, the Reporting Persons beneficially owned 3,241,300 Shares in the aggregate, representing approximately 7.4% of the outstanding Shares, including (i) 1,956,000 Shares held directly by FCP, representing approximately 4.5% of the outstanding Shares, and (ii) 1,285,300 Shares held in certain separately managed accounts. The aggregate percentage of Shares reported owned by the Reporting Persons herein is based upon 43,870,399 Shares outstanding, as of May 27, 2025, which is the total number of Shares outstanding as reported in the Issuer's proxy statement on Schedule 14A filed with the Securities and Exchange Commission on May 28, 2025.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Information concerning transactions in the securities of the Issuer effected by the Reporting Persons since the filing of Amendment No. 8 to the Schedule 13D is set forth in Exhibit 1 attached hereto and is incorporated herein by reference. Except as otherwise noted, all of the transactions in the securities of the Issuer listed therein were effected in the open market through various brokerage entities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 - Transactions in Securities.

## Signatures
- Findell Capital Partners LP: /s/ Brian A. Finn, Brian A. Finn, Managing Member of Finn Management GP LLC, its General Partner (05/29/2025)
- Finn Management GP LLC: /s/ Brian A. Finn, Brian A. Finn, Managing Member (05/29/2025)
- FINDELL CAPITAL MANAGEMENT LLC: /s/ Brian A. Finn, Brian A. Finn, Member (05/29/2025)
- Finn Brian: /s/ Brian A. Finn, Brian A. Finn (05/29/2025)
- WILCOX WARREN: /s/ Warren Wilcox, Warren Wilcox (05/29/2025)